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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ChampionLyte Products, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

589844109

(CUSIP Number)

U.S. Bancorp, 800 Nicollet Mall, Minneapolis, Minnesota, 55402
(612) 973-1111

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO.	589844109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). U.S. Bancorp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power
Number of
		279,580*
Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		279,580*

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,580*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

1.66% (based on 279,580 shares which may be deemed to be beneficially owned by the reporting person and which are issuable upon the exercise of warrants of the Issuer which are currently exercisable or will become exercisable at any time within 60 days from the date of this Statement).

14.	Type of Reporting Person (See Instructions) HC

*	Consists of 279,580 shares which may be deemed to be beneficially owned by the reporting person and which are issuable upon the exercise of warrants of the Issuer which are currently exercisable or will become exercisable at any time within 60 days from the date of this Statement.

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.001 par value (the “Common Stock”), of ChampionLyte Products, Inc. (formerly Meridian USA Holdings, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 1356 N.W. Boca Raton Blvd., Boca Raton, FL 33432.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is filed on behalf of U.S. Bancorp (“USB”). USB is incorporated in the State of Delaware. USB is the parent holding company of various banking, investment and broker-dealer subsidiaries, including U.S. Bank National Association. The address for its principal business as well as its principal office is:

800 Nicollet Mall Minneapolis, MN 55402.

     In 2001, a wholly owned subsidiary of USB named U.S. Bancorp Investments, Inc. (“USBII”) filed a statement on Schedule13D relating to the Issuer with respect to events that occurred in January, 2001. In 2002, USBII filed Amendment No. 1 to its statement on Schedule 13D relating to the Issuer with respect to events that occurred in April, 2002 and Amendment No. 2 to its statement on Schedule 13D relating to the Issuer with respect to events that occurred in September, 2002.

     Effective September 30, 2002, USB acquired all of the shares of Convertible Preferred Stock and Warrants of the Issuer (each convertible into Common Stock) held by USBII.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Purchase Agreement (as defined in Item 4 below), the total consideration paid by USB in connection with its purchase of the Convertible Preferred Stock and the Warrants (each as defined in Item 4 below) was $1.00. The funds for the purchase by USB of the Convertible Preferred Stock and the Warrants came from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to that certain Purchase Agreement, dated September 30, 2002, by and between USB and USBII (the “Purchase Agreement”), USB acquired an aggregate of 8,230 shares of Series II Convertible Preferred Stock (“Convertible Preferred Stock”) and warrants to purchase 279,580 shares of Common Stock for general investment purposes. In addition, as required by the Purchase Agreement, USB executed an Agreement to be Bound, dated September 30, 2002 (the “Agreement to be Bound”), whereby USB agreed to be bound by certain terms and conditions of the following agreements between USBII and the Issuer: a Securities Purchase Agreement, a Registration Rights Agreement, an Investors Rights Agreement and a Securityholders Agreement.

     Pursuant to the Securities Purchase Agreement, dated June 16, 2000, between USBII and the Issuer (the “Original Purchase Agreement”), each share of Convertible Preferred Stock is convertible into that number of shares of Common Stock equal to the original purchase price per share of Convertible Preferred Stock paid by USBII ($1,000) plus accrued but unpaid dividends on such share of Convertible Preferred Stock divided by a per share price for the Common Stock of $1.70, subject to adjustment for extraordinary corporate events and in other specified circumstances. Dividends on the Convertible Preferred Stock accrue on a daily basis at a rate of 5% per annum, compounded quarterly. USB estimates that, as of September 30, 2002, accrued but unpaid dividends on the Convertible Preferred Stock were $973,544.62. As a result, on that date each share of Convertible Preferred Stock, which was convertible into approximately 588.24 shares of Common Stock when initially issued, was convertible on September 30, 2002 into approximately 1,118.29 shares of Common Stock. If future dividends are not paid in cash, the number of shares issuable upon conversion of each share of Convertible Preferred Stock will continue to increase each quarter (with the rate of increase accelerating over time as a result of compounding).

     Under the Issuer’s Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (the “Designation”), the holder of each share of Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such holder’s shares of Convertible Preferred Stock could then be converted, and is entitled to vote together as a single class with the holders of Common Stock. In addition, so long as 1,000 shares of Convertible Preferred Stock are outstanding, the holders of the outstanding shares of Convertible Preferred Stock, voting separately as a single series, are entitled to elect one member of the Board. Under a separate Meridian USA Holdings, Inc. Securityholders Agreement, the Issuer’s principal shareholders agreed to vote for such nominee. The Designation also prohibits certain actions by the Issuer without approval of holders of a majority of the outstanding class of Convertible Preferred Stock, including incurring certain indebtedness, entering into certain asset sales, mergers, acquisitions, and other extraordinary corporate transactions, making capital expenditures in excess of $750,000 in a fiscal year, increasing employee compensation, or issuing additional debt or equity securities.

     Under the Securityholders Agreement, USBII agreed to vote its Convertible Preferred Stock in favor of the nominees for director proposed by the Issuer through and including the Issuer’s 2001 Annual Meeting of Shareholders.

     The Issuer and USBII entered into a Registration Rights Agreement under which the Issuer is required to use its best efforts to complete a shelf registration under the Securities Act of 1933 with respect to the shares of Common Stock underlying the Convertible Preferred Stock. The Issuer has filed a registration statement with the Securities and Exchange Commission for this purpose.

     Additionally, pursuant to its engagement letter with the Issuer dated May 2, 2000, as part of its consideration for entering into the Original Purchase Agreement, USBII received warrants to purchase 698,948 shares of Common Stock with an exercise price of $1.75 per share (the “Warrants”). USBII distributed a number of Warrants to its employees as taxable compensation. However, USBII retained beneficial ownership of 279,580 Warrants.

     After acquiring the Convertible Preferred Stock and the Warrants, USB undertook a review of the securities acquired and held by it. As a result, USB determined to explore various options with respect to its ownership of securities of the Issuer, including the possibility of (i) disposing of some or all of such securities, (ii) proposing plans with respect to an extraordinary corporate transaction (such as a merger or a sale or transfer of a material amount of assets of the Issuer), or (iii) proposing plans with respect to some other material change in the

Issuer’s business or corporate structure. USB subsequently agreed to sell all of its shares of Convertible Preferred Stock to an accredited investor. Information regarding that transaction is set forth in Item 6 hereof and also in a separate Statement on Schedule 13D filed by USB on the date hereof and incorporated herein by reference. USB did not dispose of its Warrants in the transaction. In this regard, USB retains the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to change its intent, formulate other purposes, plans or proposals regarding the securities of the Issuer, all to the extent deemed advisable in light of general investment and trading policies of USB, market conditions or other factors.

     Except as set forth herein, USB does not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The terms of the Purchase Agreement, the Original Purchase Agreement, the Warrants, the Designation, the Agreement to be Bound and the Registration Rights, Investor Rights and Securityholders Agreements are incorporated herein by reference, and the foregoing description of certain terms thereof is qualified in its entirety by the terms of such instruments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Pursuant to the Purchase Agreement, USB acquired 8,230 shares of Convertible Preferred Stock and Warrants to purchase 279,580 shares of Common Stock. USB estimates that, as of September 30, 2002, its 8,230 shares of Convertible Preferred Stock were convertible into 9,203,527 shares of Common Stock. Accordingly, USB estimates that it owned beneficially an aggregate of 9,483,107 shares of the Common Stock, or approximately 56.57% (determined as provided in Rule 13d-3(d)) of the Common Stock outstanding as of September 30, 2002. As of January 7, 2003, USB no longer is the beneficial owner of more than five percent of the Issuer’s Common Stock. USB has beneficial ownership of 279,580 shares of Common Stock issuable upon exercise of the Warrants. Accordingly, USB owned beneficially an aggregate of 279,580 shares of the Common Stock, or approximately 1.66% (determined as provided in Rule 13d-3(d)) of the Common Stock outstanding as of January 7, 2003.

     (b)  Prior to January 7, 2003, USB had sole voting and investment power over approximately 9,483,107 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and the Warrants. USB currently has sole voting and investment powers over only the 279,580 shares of Common Stock issuable upon conversion of the Warrants.

     (c)  On January 7, 2003, USB transferred all of its shares of Convertible Preferred Stock to an accredited investor. See Item 6 below.

     (d)  Not Applicable.

     (e)  As of January 7, 2003, USB ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     The response to Items 3, 4 and 5 of this Schedule 13D and the Exhibits hereto are incorporated herein by reference.

     On January 7, 2003, USB sold all of its shares of Convertible Preferred Stock pursuant to a purchase agreement with an accredited investor (the “Purchaser”), whereby the Purchaser agreed to purchase from USB an aggregate of 8,230 shares of Convertible Preferred Stock at a purchase price of $36.45 per share. The Purchaser also executed an Agreement to be Bound, dated December 19, 2002, whereby the Purchaser agreed to be bound by certain terms and conditions of the Original Purchase Agreement, the Registration Rights Agreement, the Investors Rights Agreement and the Securityholders Agreement. USB is filing simultaneously herewith an Amendment No. 1 to this Statement on Schedule 13D regarding the disposition of its shares of Convertible Preferred Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.1: Purchase Agreement dated as of September 30, 2002 by and between U.S. Bancorp Investments, Inc. and U.S. Bancorp (incorporated by reference from Exhibit 1.1 to USBII’s Statement on Schedule 13D/A, dated as of the date hereof).

     Exhibit 1.2: Agreement to be Bound dated as of September 30, 2002 by U.S. Bancorp (incorporated by reference from Exhibit 1.2 to USBII’s Statement on Schedule 13D/A, dated as of the date hereof).

     Exhibit 1.3: Notice to ChampionLyte Products, Inc. dated December 17, 2002 from U.S. Bancorp Investments, Inc (incorporated by reference from Exhibit 1.3 to USBII’s Statement on Schedule 13D/A, dated as of the date hereof).

     Exhibit 1.4: Purchase Agreement dated as of December 19, 2002 by and between U.S. Bancorp and Championlyte Asset Acquisition LLC (incorporated by reference from Exhibit 1.1 to USB’s Statement on Schedule 13D/A, dated as of the date hereof).

     Exhibit 1.5: Agreement to be Bound dated as of December 19, 2002 by Championlyte Asset Acquisition LLC (incorporated by reference from Exhibit 1.2 to USB’s Statement on Schedule 13D/A, dated as of the date hereof).

     Exhibit 1.6: Notice to ChampionLyte Products, Inc. dated December 23, 2002 from U.S. Bancorp (incorporated by reference from Exhibit 1.3 to USB’s Statement on Schedule 13D/A, dated as of the date hereof).

     Exhibit 1.7: Securities Purchase Agreement dated as of June 16, 2000 by and between the Issuer and U.S. Bancorp Investments, Inc. (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.8: Warrant to purchase 279,580 shares of Common Stock, dated as of June 16, 2000, issued to U.S. Bancorp Investments, Inc. (incorporated by reference from Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.9: Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.10: Registration Rights Agreement dated as of June 16, 2000 (incorporated by reference from as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.11: Investor Rights Agreement dated as of June 16, 2000 (incorporated by reference from as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.12: Meridian USA Holdings, Inc. Securityholders’ Agreement dated as of June 16, 2000 (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

U.S. Bancorp

By: /s/ Laura F. Bednarski Laura F. Bednarski Its: Vice President